Exhibit 21.1

Subsidiaries of Ryerson Holding Corporation

The subsidiaries of Ryerson Holding Corporation, a Delaware corporation, are as follows:

Name	State of Jurisdiction of Incorporation or Organization

Ryerson Inc.	Delaware

Joseph T. Ryerson & Son, Inc.	Delaware

Ryerson Americas, Inc.	Delaware

Ryerson Procurement Corporation	Delaware

Ryerson Canada, Inc.	Canada